UPAY, INC.

3010 LBJ Freeway, 12th Floor

Dallas, Texas 75234

(228) 231-1187

Filed as Correspondence on Edgar

United States Securities and Exchange Commission

Washington, D.C.

Attn:	Katherine Wray, Attorney-Adviser (Office of Information Technologies and Services) Gabriel Eckstein, Attorney-Adviser

November 9, 2016

Re:	UPAY, Inc. (referred to herein as “we”, “our” or “us or UPAY, Inc.)

Registration Statement filed on Form S-1

Filed

File No. 333-2124447

Dear Ms. Wray and Ms. Eckstein

We have included in Amendment 4 updated financials for the 6 month periods ending August 31, 2015 and August 31, 2016 and have included the MD&A applicable to these periods. We have also included an updated Consent (Exhibit 23.1). Please find below our responses to your October 26, 2016 comment letter as it applies to the above-referenced registration statement:

Industry Background, page 27

Response to Comment 1

We have included new disclosure at page 28 and provided the SEC on a supplemental basis the information that supports the South Africa related data.

Response to Comment 2

We have included new disclosure at page 28 and provided the SEC on a supplemental basis the information that supports the US related data.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 41

Response to Comment 3

We have reconciled the disclosures at pages 29, 32 and 42. We have made other changes in our Plan of Operations based on our certain new timing estimates and revised disclosure for consistency.

Operating Expenses, page 43

Response to Comment 4

We have reconciled the disclosures at pages 42 and 44.

Results of Operations for the Three-Month Periods Ending May 31, 2016 and May 31, 2016

Revenues, page 43

Response to Comment 5

The 3-month period ending May 31, 2015 and 2016 financials have been replaced with the 6-month period ending August 31, 2015 and 2016. We have disclosed in Amendment 4 that our revenues for the six months ended August 31, 2015 and August 31, 2016 were $154,676 and $192,345, respectively, reflecting increased revenues of $37,669 or 24% and that this increase in revenues is primarily attributable to the less favorable currency exchange rate from Rand to US dollars (See page 45).

Transactions with Related Persons, Promoters and Certain Control Persons

Related Parties, page 48

Response to Comment 6

We have disclosed at pages 39, 49 and 50 that the sale of 1,875,000 common stock shares each to Emerging Markets Consulting, LLC (“EMC”) and Rainmaker Group Consulting, LLC (“Rainmaker’) and the Consulting Agreements between the Company and EMC and Rainmaker, respectively, are related party transactions and EMC and Rainmaker are related parties.

We hereby acknowledge the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Frederick M. Lehrer, at (561) 706-7646 should you have any questions regarding Amendment number 4.

Sincerely yours,

By:	/s/ Wouter A. Fouche
Wouter A. Fouche, Chief Executive Officer